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      FURTHER QUESTIONS AND ANSWERS ABOUT THE EFFECTS OF THE GILEAD MERGER ON
                               TRIANGLE EMPLOYEES

                                DECEMBER 20, 2002

IN GENERAL

|_|  WHAT KIND OF TRANSACTION HAS TRIANGLE AGREED TO WITH GILEAD?
     Triangle and Gilead have entered into a merger agreement providing for Gilead to acquire Triangle in a "tender offer" transaction. This means that, if the conditions to the tender offer are satisfied, Gilead will purchase outstanding Triangle shares "tendered" to Gilead by Triangle stockholders for $6.00 per share. Assuming it acquires a majority of Triangle's outstanding shares in the tender offer, Gilead (as Triangle's majority stockholder) will then acquire all of the remaining outstanding shares in a follow-up merger transaction. The merger agreement provides that as a result of these transactions, Triangle will become a wholly-owned subsidiary of Gilead. This means that following completion of the merger, Gilead will own Triangle, and Triangle will be part of Gilead and no longer a publicly-traded company. The Triangle Board of Directors has unanimously approved the tender offer and the merger and has recommended that stockholders tender their shares of Triangle's stock to Gilead.

     More details about the transaction structure are available in Gilead's "Schedule TO" and Triangle's "Schedule 14D-9," documents that Gilead and Triangle are providing to Triangle's stockholders and filed with the Securities and Exchange Commission in connection with the tender offer and the merger. Copies of these documents are available from Dan Giannini. If you are a Triangle stockholder, you will receive a copy of these documents in the mail.

|_|  WHY IS TRIANGLE BEING ACQUIRED?
     Triangle's management and Board of Directors evaluated a variety of strategic alternatives for Triangle, including pursuing Triangle's business strategy on its own, forging a new collaboration for Coviracil(R) with a strategic partner, and merging Triangle with an appropriate merger partner to continue development of our compounds for HIV/HBV. After exploring alternatives, evaluating the terms of Gilead's proposal (including the per share price) and weighing the risks and benefits of Gilead's proposal and those of the alternatives, the Board determined that Gilead's proposal to acquire Triangle is in the best interests of Triangle and its stockholders. As a result, the Board has recommended that stockholders accept Gilead's tender offer and tender their shares of Triangle stock to Gilead.

     For a complete discussion of the background and rationale behind the Board's decision to approve the tender offer and the merger and to recommend the tender offer to Triangle stockholders, please refer to Item 4 of Triangle's Schedule 14D-9 referred to above.

|_|  WHY IS GILEAD INTERESTED IN TRIANGLE?
     Gilead has a strong scientific and strategic rationale for its interest. Gilead's business includes a strong focus on infectious diseases, especially HIV and HBV. Gilead launched its newest HIV drug, Viread(R), in October 2001 and just this past September launched its antiviral for HBV, Hepsera(R). Triangle's product portfolio offers Gilead important synergies and opportunity for growth, while allowing Gilead to leverage the infrastructure, capabilities and relationships Gilead has built with HIV and HBV-treating physicians.

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|_|  HOW DID THIS COME ABOUT?
     While discussing marketing partnerships for Coviracil with various organizations, we received offers to acquire Triangle. As described above, the Board of Directors evaluated these offers along with other strategic alternatives and ultimately decided to accept the Gilead offer.

     For a more detailed description of events leading up to this decision, please refer to Item 4 of Triangle's Schedule 14D-9 referred to above.

IMPACT ON TRIANGLE AND OUR PROJECTS

|_|  WILL TRIANGLE PHARMACEUTICALS CONTINUE TO EXIST IN ANY FORM?
     After the completion of the merger, Triangle Pharmaceuticals, Inc. will cease to be a publicly-traded company. At that time, Triangle will become a wholly-owned subsidiary of Gilead.

|_|  WHAT WILL HAPPEN TO TRIANGLE'S PIPELINE AFTER THE MERGER?
     As a company focused on infectious diseases, Gilead is strongly interested in HIV and HBV compounds and has a presence in both markets. Gilead is acquiring Triangle in its entirety, including all of Triangle's compounds. Further development decisions will be up to Gilead following the completion of the merger.

|_|  WILL TRIANGLE'S MANAGEMENT TEAM BE INVOLVED AFTER THE ACQUISITION?
     At closing, Triangle's current officers, (CEO, EVP's and VP's), and Board of Directors will resign their roles as officers and/or directors of Triangle. The continued role of Triangle's management in the Gilead organization has not yet been determined.

TIMING AND TRANSITION

|_|  WHEN WILL THE ACQUISITION BE COMPLETE?
     Completion of the merger is contingent on Gilead obtaining the required number of shares through its tender offer and certain governmental approvals, and on the satisfaction of various other conditions specified in the merger agreement. We do not yet know exactly when the merger will occur.

|_| WHAT CAN I EXPECT DURING THE PERIOD BEFORE THE MERGER IS COMPLETED? Triangle will continue to operate normally pending completion of the tender offer and the merger. Subject to certain operational covenants contained in the merger agreement with Gilead, Triangle intends to make decisions and run projects in a manner consistent with our historical practice. From time to time, Gilead may have representatives at our offices to meet with various groups to gain a better understanding of our programs and projects. Triangle anticipates establishing integration teams later in the process to help determine how to integrate our operations with Gilead's effectively.

|_| WHAT CONTACT CAN I HAVE WITH MY COUNTERPART AT GILEAD OR OTHER GILEAD EMPLOYEES?
     Until the merger is completed and Triangle becomes part of Gilead, you should not have contact with Gilead employees except to the extent you are specifically asked to do so as part of the integration process. The companies have agreed to route communications during this period through their respective General Counsels. If a Gilead employee contacts you, please decline the contact and refer the Gilead employee to Andy Finkle, Triangle's General

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     Counsel. If you feel you need to contact your counterpart at Gilead or any other Gilead employee, contact your EVP and he or she will review the matter with Andy.

|_|  WHAT SHOULD I DO IF THE PRESS CONTACTS ME?
     Please decline all contacts from members of the press and refer them to Dan Welch or Andy Finkle.

|_|  WHAT CAN I SHARE WITH OTHERS OUTSIDE OF TRIANGLE ABOUT THE MERGER?
     There are strict Securities and Exchange Commission rules governing how Triangle can communicate about the transaction while the tender offer is pending and before completion of the merger. YOU SHOULD NOT COMMUNICATE WITH ANYONE OUTSIDE TRIANGLE, INCLUDING YOUR FAMILY MEMBERS, EITHER IN WRITING OR ORALLY, REGARDING THE PENDING TRANSACTION WITH GILEAD WITHOUT FIRST CLEARING IT WITH ANDY FINKLE.

     You may only share information that has been disclosed publicly. So far, there has been a press release and several filings with the Securities and Exchange Commission. Two of those filings, Triangle's Schedule 14D-9 and Gilead's Schedule TO, have been mailed to Triangle stockholders in connection with the tender offer. Information about the progress or timing of the closing is considered insider information, is very sensitive and should not be shared outside Triangle (or even within Triangle except on a need-to-know basis). You could be liable for federal securities law violations for sharing insider information. As usual, any details about our programs, their progress or results are confidential. If in doubt, DON'T SHARE IT.

     Triangle's trading window is currently closed, so you may not buy or sell Triangle shares. For information about exercising options while the trading window is closed, see the separate Q&A document distributed on December 17, 2002.

|_| CAN EMPLOYEES MAKE SUGGESTIONS ON HOW THE TRANSITION SHOULD BE HANDLED? Absolutely. Please pass any suggestions along to your EVP or utilize the Speak Easy Program for your suggestions. You will find Speak Easy boxes in each of our break rooms.

|_|  WHAT IF THE MERGER IS NOT COMPLETED?
     Completion of the merger is subject to a number of conditions, including the tender of at least a majority of the shares of Triangle common stock in the tender offer and obtaining regulatory approvals. If the merger is not completed, Triangle will continue to pursue its strategic plan and evaluate its alternatives. Therefore, in the meantime it is critical that we maintain our focus on the job at hand and continue to operate normally, subject to our agreement with Gilead.

IMPACT ON EMPLOYEES

|_| WILL MY JOB BE ELIMINATED? WHEN WILL I KNOW IF MY JOB IS GOING TO BE ELIMINATED?
     The merger agreement provides that Gilead will make continued "at will" employment available to Triangle employees for periods of at least 120 days after the merger is completed. This period is known as the "continued employment period." If your job is eliminated during the continued employment period, you will still receive salary and benefits for the remainder of that period. Beyond that, although it is not obligated to do so, Gilead has indicated its current intention to keep a fully operational site in Durham, which likely will involve a majority of the current Triangle employees. Gilead is very interested in Triangle's talent and capabilities. Nevertheless, some jobs may be eliminated after the continued employment period.

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     No decisions have been made about individual jobs. If your job will be affected, you will be notified as soon as possible after that decision has been made.

|_|  IF MY JOB IS ELIMINATED, WILL TRIANGLE HELP ME FIND ANOTHER JOB?
     Gilead will provide assistance consistent with that provided by Triangle in the past.

|_|  WILL I HAVE TO RELOCATE?
     You will not be required to relocate during the continued employment period. After that, some employees may be offered an opportunity to relocate, though this is likely to apply to only a limited number of employees. Any personnel decisions, including relocation, will be up to Gilead.

|_|  WILL MY SALARY OR BENEFITS CHANGE?
     Salary increases will occur effective January 1, 2003 consistent with Triangle's past practices. Your benefits will not change prior to completion of the merger. After the merger and during the employment continuation period, Gilead has agreed to provide benefits reasonably comparable to those Triangle offers today. After that, Gilead has agreed to provide health and welfare benefits to continuing employees that are comparable to those offered to its similarly situated employees at that time.

|_|  WHAT WILL HAPPEN TO MY STOCK AND STOCK OPTIONS?
     For information about the treatment of your stock and stock options, please refer to the separate Q&A document distributed on December 17, 2002.

|_|  HOW CAN I LEARN MORE ABOUT GILEAD?
     Gilead is a publicly-traded company. Its stock is traded on the Nasdaq National Market under the symbol GILD. Gilead is subject to the reporting requirements under federal securities laws. Gilead's website is at www.gilead.com. Links to its recent SEC filings are available there, in addition to a variety of other information about Gilead.

|_| WHEN WILL EMPLOYEES GET MORE INFORMATION ON THE MERGER AND HOW IT AFFECTS US? Additional information will be made available as soon as there are further details to share with you.

|_|  WHO CAN I GO TO WITH QUESTIONS OR CONCERNS?
     If you have questions or concerns, please speak with your EVP, or contact Dan Giannini, our Director of Human Resources.

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